SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period from August 1, 2002 to September 4, 2002

Data Fortress Systems Group Ltd.
(Translation of registrant's name into English)

Suite LM, 1281 West Georgia Street
Vancouver, British Columbia, V6E 3J5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N.A.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2002

Data Fortress Systems Group Ltd.

By: /s/ Gordon Samson
Name: Gordon A. Samson
Title: Director, CFO

Exhibit Index
Exhibit No.	Description
Exhibit 99.1	IANETT INTERNATIONAL SYSTEMS LTD. Press Release dated August 14, 2002
Exhibit 99.2	DATA FORTRESS SYSTEMS GROUP LTD. Press Release dated September 4, 2002